Exhibit 99.3

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw
GigaMedia Appoints New Chairman
HONG KONG, May 18, 2009 — GigaMedia Limited (NASDAQ: GIGM) announced today that Board member Michael Ding has been appointed Chairman of the Board by the Directors of GigaMedia.
“Michael Ding is widely viewed as one of the most respected and experienced finance executives in Asia and we are very proud to welcome him as our new Chairman,” stated CEO Arthur Wang. “We have enjoyed the benefits of his experience and judgment during his five years on the Giga Board — and we look forward to his continued assistance as our new Chairman.”
“GigaMedia is an exciting company strongly positioned to become a global leader in online entertainment,” stated Chairman Michael Ding. “I have been happy to serve on the Board for the last five years and am honored to accept the additional role as Chairman of the Board.”
Michael Ding became a member of GigaMedia’s board in July 2003 and was appointed non-Executive Chairman of GigaMedia by the Board of Directors on May 14, 2009.
A well-known author, Mr. Ding has regularly published a newspaper column on financial and economic issues.
Mr. Ding has led several prominent finance and investment banking firms including Waterland Securities, Fubon Securities Investment Consulting, Fubon Asset Management, and the New York Stock Exchange listed R.O.C. Fund. Prior to this, Mr. Ding was chief economist and head of research at Citicorp International Securities in Taiwan and head of research and information for the Greater China region at the McKinsey consulting firm. Mr. Ding holds a Bachelor of Laws degree from Chinese Cultural University and a master’s degree and a doctorate in economics from Indiana University.
About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops and licenses software for online gaming. GigaMedia also operates online games businesses including FunTown, a leading Asian casual games operator and the world’s largest online MahJong game site in terms of revenue, and T2CN, a leading online sports game operator in China. More information on GigaMedia can be obtained from www.gigamedia.com.tw.
The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2008.
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